CUSIP No. 030111108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___________)

American Superconductor Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

030111108

(CUSIP Number)

Ellyn Roberts, Esq.
Shartsis Friese LLP
One Maritime Plaza, 18th Floor
San Francisco, CA 94111
415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 6, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  [    ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1.	Names of Reporting Persons.

Kevin Douglas

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	______
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 657,332 (1)
8. Shared Voting Power 7,318,944 (2)
9. Sole Dispositive Power 657,332 (1)
10. Shared Dispositive Power 11,140,168 (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person11,797,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)______

13.	Percent of Class Represented by Amount in Row (11)	22.8%

14.	Type of Reporting Person (See Instructions)	IN

(1)           Held by the KGD 2010 Annuity Trust I, of which Kevin Douglas is the trustee and beneficiary.

(2)           Kevin Douglas and his wife, Michelle Douglas, hold jointly as the beneficiaries and co-trustees of the K&M Douglas Trust 3,592,664 shares, including currently exercisable call options to purchase 400,000 shares at $60.00 per share.  Kevin Douglas and Michelle Douglas are also co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds  3,726,280 shares, including currently exercisable call options to purchase 330,000 shares at $60.00 per share.

(3)           Kevin Douglas has dispositive power over (a) 1,181,510 shares, including currently exercisable call options to purchase 100,000 shares at $60.00 per share held by James E. Douglas, III, (b) 1,982,382 shares, including exercisable call options to purchase 170,000 shares at $60.00 per share held by the Douglas Family Trust and (c) 657,332 shares held by the MMD 2010 Annuity Trust I, of which Michelle Douglas is trustee and beneficiary, in addition to the shares listed in footnote (2) above.

(4)           Based on 50,701,749 shares of the Issuer’s common shares outstanding as of January 31, 2011 as reported in its quarterly report on Form 10-Q for the quarter ended December 31, 2010.

CUSIP No. 030111108

1.	Names of Reporting Persons.

Michelle Douglas

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	______
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 657,332 (1)
8. Shared Voting Power 7,318,944 (2)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 7,976,276 (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person7,976,276

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)______

13.	Percent of Class Represented by Amount in Row (11)	15.5% (4)

14.	Type of Reporting Person (See Instructions)	IN

(1)           Held by the MMD 2010 Annuity Trust I, of which Michelle Douglas is the trustee and beneficiary.

(2)           Kevin Douglas and his wife, Michelle Douglas, hold jointly as the beneficiaries and co-trustees of the K&M Douglas Trust 3,592,664 shares, including currently exercisable call options to purchase 400,000 shares at $60.00 per share.  Kevin Douglas and Michelle Douglas are also co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds  3,726,280 shares, including currently exercisable call options to purchase 330,000 shares at $60.00 per share.

(3)           Includes shares held by the MMD 2010 Annuity Trust I..

(4)           Based on 50,701,749 shares of the Issuer’s common shares outstanding as of January 31, 2011 as reported in its quarterly report on Form 10-Q for the quarter ended December 31, 2010.

CUSIP No. 030111108

1.	Names of Reporting Persons.

James E. Douglas, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	______
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,181,510
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,181,510 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person1,181,510 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)______

13.	Percent of Class Represented by Amount in Row (11)	2.3% (3)

14.	Type of Reporting Person (See Instructions)	IN

(1)           Kevin Douglas also has dispositive power.
(2)           Includes currently exercisable call options to purchase 100,000 shares at $60.00 per share.
(3)           Based on 50,701,749 shares of the Issuer’s common shares outstanding as of January 31, 2011 as reported in its quarterly report on Form 10-Q for the quarter ended December 31, 2010.

CUSIP No. 030111108

1.	Names of Reporting Persons.

K&M Douglas Trust (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	______
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 3,592,664
8. Shared Voting Power 0
9. Sole Dispositive Power 3,592,664
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person3,592,664 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)______

13.	Percent of Class Represented by Amount in Row (11)	7.0% (3)

14.	Type of Reporting Person (See Instructions)	OO

(1)           Kevin Douglas and Michelle Douglas, husband and wife, are beneficiaries and co-trustees.
(2)           Includes currently exercisable options to purchase 400,000 shares at $60.00 per share.
(3)           Based on 50,701,749 shares of the Issuer’s common shares outstanding as of January 31, 2011 as reported in its quarterly report on Form 10-Q for the quarter ended December 31, 2010.

CUSIP No. 030111108

1.	Names of Reporting Persons.

Douglas Family Trust (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	______
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,982,382
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,982,382 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person1,982,382 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)______

13.	Percent of Class Represented by Amount in Row (11)	3.9% (4)

14.	Type of Reporting Person (See Instructions)	OO

(1)           James E. Douglas, Jr. and Jean A. Douglas, husband and wife, are co-trustees.
(2)           Kevin Douglas also has dispositive power.
(3)           Includes currently exercisable call options to purchase 170,000 shares at $60.00 per share.
(4)           Based on 50,701,749 shares of the Issuer’s common shares outstanding as of January 31, 2011 as reported in its quarterly report on Form 10-Q for the quarter ended December 31, 2010.

CUSIP No. 030111108

1.	Names of Reporting Persons.

James Douglas and Jean Douglas Irrevocable Descendants’ Trust (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	______
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 3,726,280
8. Shared Voting Power 0
9. Sole Dispositive Power 3,726,280
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person3,726,280 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)______

13.	Percent of Class Represented by Amount in Row (11)	7.3% (3)

14.	Type of Reporting Person (See Instructions)	OO

(1)           Kevin Douglas and Michele Douglas, husband and wife, are co-trustees.

(2)           Includes currently exercisable call options to purchase 330,000 shares at $60.00 per share.

(3)           Based on 50,701,749 shares of the Issuer’s common shares outstanding as of January 31, 2011 as reported in its quarterly report on Form 10-Q for the quarter ended December 31, 2010.

CUSIP No. 030111108

1.	Names of Reporting Persons.

KGD 2010 Annuity Trust I (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	______
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 657,332
8. Shared Voting Power 0
9. Sole Dispositive Power 657,332
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person657,332

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)______

13.	Percent of Class Represented by Amount in Row (11)	1.3% (2)

14.	Type of Reporting Person (See Instructions)	OO

(1)           Kevin Douglas is the trustee and beneficiary.
(2)           Based on 50,701,749 shares of the Issuer’s common shares outstanding as of January 31, 2011 as reported in its quarterly report on Form 10-Q for the quarter ended December 31, 2010.

CUSIP No. 030111108

1.	Names of Reporting Persons.

MMD 2010 Annuity Trust I (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	______
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 657,332
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 657,332 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person657,332

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)______

13.	Percent of Class Represented by Amount in Row (11)	1.3% (3)

14.	Type of Reporting Person (See Instructions)	OO

(1)           Michelle Douglas is the trustee and beneficiary.

(2)           Kevin Douglas also has dispositive power.

(3)           Based on 50,701,749 shares of the Issuer’s common shares outstanding as of January 31, 2011 as reported in its quarterly report on Form 10-Q for the quarter ended December 31, 2010.

CUSIP No. 030111108

Item 1.                      Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of American Superconductor Corporation (the "Issuer").  The principal executive office of the Issuer is located at 64 Jackson Road, Devens, MA 01434.

Item 2.  Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)
Kevin Douglas, Michelle Douglas, James E. Douglas, III, K&M Douglas Trust, Douglas Family Trust, James Douglas and Jean Douglas  Irrevocable Descendants’ Trust, KGD 2010 Annuity Trust I and MMD 2010 Annuity Trust I

(collectively, the "Filers").

(b)	The business address of the Filers is

125 E. Sir Francis Drake Blvd., Suite 400, Larkspur, CA 94399.

(c)	Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Kevin Douglas in an active securities and commodities investor and is employed by Douglas Telecommunications, Inc., which has the same business address as the Filers.  Michelle Douglas participates in nonprofit fund raising and in assisting Kevin Douglas in his investment activities.  James E. Douglas, III is a high school teacher.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	U.S.A.

CUSIP No. 030111108

Item 3.                      Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
K&M Douglas Trust	PF	$88,446,521
Douglas Family Trust	PF	$35,892,260
James Douglas & Jean Douglas Irrevocable Descendants Trust	PF	$68,468,318
James E. Douglas, III	PF	$21,256,330

Item 4.                      Purpose of Transaction

The Filers acquired the Stock for investment purposes.  In pursuing their investment purposes, the Filers may from time to time further purchase, hold, vote, trade, dispose of, engage in option, swap or other derivative securities transactions with respect to, or otherwise deal in the Stock at times, and in such manner, as they deem advisable to benefit from changes in the Stock’s market price, changes in the Issuer’s operations, business strategy or prospects, or from sale or merger of the Issuer.  To evaluate such alternatives, the Filers routinely will monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure and prevailing market conditions, as well as alternative investment opportunities, the Filers’ liquidity requirements and other investment considerations.  Consistent with their investment research methods and evaluation criteria, the Filers may discuss such matters with the Issuer’s management, Board of Directors, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors.  Such factors and discussions may affect materially, and result in, the Filers’ modifying their ownership of the Stock.  Although the Filers do not have any current intent to propose or take any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, they may reconsider and change their plans or proposals relating to the Stock at any time.

CUSIP No. 030111108

Item 5.                      Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer’s cover page.

The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since 60 days before date on cover page:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share
K&M Douglas Trust	Purchase	3/14/11	120,000	$23.34
James Douglas and Jean Douglas Irrevocable Descendants’ Trust	Purchase	3/14/11	99,000	$23.34
Douglas Family Trust	Purchase	3/14/11	51,000	$23.34
James E. Douglas III	Purchase	3/14/11	30,000	$23.34
K&M Douglas Trust	Purchase	3/17/11	80,000	$23.28
James Douglas and Jean Douglas Irrevocable Descendants’ Trust	Purchase	3/17/11	66,000	$23.28
Douglas Family Trust	Purchase	3/17/11	34,000	$23.28
James E. Douglas III	Purchase	3/17/11	20,000	$23.28
K&M Douglas Trust	Purchase	3/21/11	71,200	$23.57
James Douglas and Jean Douglas Irrevocable Descendants’ Trust	Purchase	3/21/11	58,740	$23.57
Douglas Family Trust	Purchase	3/21/11	30,260	$23.57
James E. Douglas III	Purchase	3/21/11	17,800	$23.57
K&M Douglas Trust	Purchase	3/22/11	40,000	$23.41
James Douglas and Jean Douglas Irrevocable Descendants’ Trust	Purchase	3/22/11	33,000	$23.41
Douglas Family Trust	Purchase	3/22/11	17,000	$23.41
James E. Douglas III	Purchase	3/22/11	10,000	$23.41
K&M Douglas Trust	Purchase	3/23/11	48,800	$23.35
James Douglas and Jean Douglas Irrevocable Descendants’ Trust	Purchase	3/23/11	40,260	$23.35
Douglas Family Trust	Purchase	3/23/11	20,740	$23.35
James E. Douglas III	Purchase	3/23/11	12,200	$23.35
K&M Douglas Trust	Purchase	4/4/11	38,000	$24.67
James Douglas and Jean Douglas Irrevocable Descendants’ Trust	Purchase	4/4/11	31,350	$24.67
Douglas Family Trust	Purchase	4/4/11	16,150	$24.67
James E. Douglas III	Purchase	4/4/11	9,500	$24.67
K&M Douglas Trust	Purchase	4/5/11	80,000	$24.91
James Douglas and Jean Douglas Irrevocable Descendants’ Trust	Purchase	4/5/11	66,000	$24.91
Douglas Family Trust	Purchase	4/5/11	34,000	$24.91
James E. Douglas III	Purchase	4/5/11	20,000	$24.91
K&M Douglas Trust	Purchase	4/6/11	1,200,000	$14.27
James Douglas and Jean Douglas Irrevocable Descendants’ Trust	Purchase	4/6/11	990,000	$14.27
Douglas Family Trust	Purchase	4/6/11	510,000	$14.27
James E. Douglas III	Purchase	4/6/11	300,000	$14.27

Item 6.Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

See each Filer’s cover page

Item 7.                      Material to Be Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated:           April 11, 2011

*Kevin Douglas Kevin Douglas	*Michelle Douglas Michelle Douglas
*James E. Douglas, III James E. Douglas, III	K&M DOUGLAS TRUST By: *Kevin Douglas Kevin Douglas, Trustee By: *Michelle Douglas Michelle Douglas, Trustee
DOUGLAS FAMILY TRUST By: *James E. Douglas, Jr. James E. Douglas, Jr., Trustee By: *Jean A. Douglas Jean A. Douglas, Trustee	JAMES DOUGLAS AND JEAN DOUGLAS IRREVOCABLE DESCENDANTS’ TRUST By: *Kevin Douglas Kevin Douglas, Trustee By: *Michelle Douglas Michelle Douglas, Trustee
KGD 2010 ANNUITY TRUST I By: *Kevin Douglas Kevin Douglas, Trustee	MMD 2010 ANNUITY TRUST I By: *Michelle Douglas Michelle Douglas, Trustee
*Eileen Davis-Wheatman By: Eileen Davis-Wheatman Attorney-in-fact

CUSIP No. 030111108

EXHIBIT A
AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G and reports on Forms 3, 4 or 5 (and any amendments thereto) required under section 13(d) or section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer.  For that purpose, the undersigned hereby constitute and appoint Kevin Douglas as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated:           February 10, 2011

*Kevin Douglas Kevin Douglas	*Michelle Douglas Michelle Douglas
*James E. Douglas, III James E. Douglas, III	K&M DOUGLAS TRUST By: *Kevin Douglas Kevin Douglas, Trustee By: *Michelle Douglas Michelle Douglas, Trustee
DOUGLAS FAMILY TRUST By: *James E. Douglas, Jr. James E. Douglas, Jr., Trustee By: *Jean A. Douglas Jean A. Douglas, Trustee	JAMES DOUGLAS AND JEAN DOUGLAS IRREVOCABLE DESCENDANTS’ TRUST By: *Kevin Douglas Kevin Douglas, Trustee By: *Michelle Douglas Michelle Douglas, Trustee
KGD 2010 ANNUITY TRUST I By: *Kevin Douglas Kevin Douglas, Trustee	MMD 2010 ANNUITY TRUST I By: *Michelle Douglas Michelle Douglas, Trustee
*Eileen Davis-Wheatman By: Eileen Davis-Wheatman Attorney-in-fact

CUSIP No. 030111108

EXHIBIT B

LIMITED POWER OF ATTORNEY FOR

REPORTING OBLIGATIONS UNDER SECTIONS 13(D) AND 13(G) OF THE SECURITIES EXCHANGE ACT OF 1934

The undersigned hereby make, constitute and appoint each of Tim McGaw, Eileen Davis and Kevin Douglas, acting either individually or together, as each of the undersigned’s true and lawful attorneys-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of each of the undersigned to:

(1) prepare, execute, acknowledge, deliver and file Schedules 13D and 13G (including any amendments thereto) with respect to the securities of American Superconductor Corporation., a corporation formed under the laws of the state of Delaware (the “Company”), with the U.S. Securities and Exchange Commission, any national securities exchanges and the Company, as considered necessary or advisable under Sections 13(d) or 13(g) of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules and regulations promulgated thereunder (including, without limitation, Regulation 13D-G);

(2) seek or obtain, as each of the undersigned’s representative and on each of the undersigned’s behalf, information on transactions in the Company’s securities from any third party, including brokers, employee benefit plan administrators and trustees, in connection with the foregoing, and the undersigned hereby authorizes any such person to release any such information to any of the attorneys-in-fact and approve and ratify any such release of information; and

(3) perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

The undersigned acknowledge that:

(1) this Limited Power of Attorney authorizes, but does not require, each such attorney-in-fact to act in his or her discretion on information provided to such attorney-in-fact without independent verification of such information;

(2) any documents prepared and/or executed by any such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;

(3) none of such attorneys-in-fact assumes (i) any liability for any responsibility of the undersigned to comply with the requirements of the Exchange Act, or (ii) any liability of the undersigned for any failure to comply with such requirements; and

(4) this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the obligations of the undersigned under the Exchange Act, including without limitation the reporting requirements under Sections 13(d) and 13(g) of the Exchange Act and Regulation 13D-G promulgated thereunder.

The undersigned hereby give and grant each of the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary, appropriate or desirable to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that each such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney.

CUSIP No. 030111108

This Limited Power of Attorney shall remain in full force and effect until the undersigned are no longer required to file Schedules 13D or 13G with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to each such attorney-in-fact.

The undersigned have caused this Limited Power of Attorney to be executed as of this 14th day of February, 2007.

Kevin Douglas

Michelle Douglas

James E. Douglas, III

K&M Douglas Trust

By:           Kevin Douglas
Title:           Trustee

By:           Michelle Douglas
Title:           Trustee

Douglas Family Trust

By:           James E. Douglas, Jr.
Title:           Trustee

By:           Jean A. Douglas
Title:           Trustee

James Douglas And Jean Douglas
Irrevocable Descendants' Trust

By:           Kevin Douglas
Title:           Trustee

By:           Michelle Douglas
Title:           Trustee

CUSIP No. 030111108

LIMITED POWER OF ATTORNEY FOR

REPORTING OBLIGATIONS UNDER SECTIONS 13(D) AND 13(G) OF THE SECURITIES EXCHANGE ACT OF 1934

The undersigned hereby make, constitute and appoint each of Tim McGaw, Eileen Davis-Wheatman and Kevin Douglas, acting either individually or together, as each of the undersigned’s true and lawful attorneys-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of each of the undersigned to:

(1) prepare, execute, acknowledge, deliver and file Schedules 13D and 13G (including any amendments thereto) with respect to the securities of American Superconductor Corporation,  a Delaware corporation  (the “Company”), with the U.S. Securities and Exchange Commission, any national securities exchanges and the Company, as considered necessary or advisable under Sections 13(d) or 13(g) of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules and regulations promulgated thereunder (including, without limitation, Regulation 13D-G); as may be amended from time to time (the “Exchange Act);

(2) seek or obtain, as each of the undersigned’s representative and on each of the undersigned’s behalf, information on transactions in the Company’s securities from any third party, including brokers, employee benefit plan administrators and trustees, in connection with the foregoing, and the undersigned hereby authorizes any such person to release any such information to any of the attorneys-in-fact and approve and ratify any such release of information; and

(3) perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

The undersigned acknowledge that:

(1) this Limited Power of Attorney authorizes, but does not require, each such attorney-in-fact to act in his or her discretion on information provided to such attorney-in-fact without independent verification of such information;

(2) any documents prepared and/or executed by any such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;

(3) none of such attorneys-in-fact assumes (i) any liability for any responsibility of the undersigned to comply with the requirements of the Exchange Act, or (ii) any liability of the undersigned for any failure to comply with such requirements; and

(4) this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the obligations of the undersigned under the Exchange Act, including without limitation the reporting requirements under Sections 13(d) and 13(g) of the Exchange Act and Regulation 13D-G promulgated thereunder.

The undersigned hereby give and grant each of the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary, appropriate or desirable to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that each such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney.

This Limited Power of Attorney shall remain in full force and effect until the undersigned are no longer required to file Schedules 13D or 13G with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to each such attorney-in-fact.

CUSIP No. 030111108

The undersigned have caused this Limited Power of Attorney to be executed as of this 9th day of February, 2011.

KGD 2010 ANNUITY TRUST I

By:           Kevin G. Douglas
Title:           Trustee

MMD 2010 ANNUITY TRUST I

By:           Michelle M. Douglas
Title:           Trustee